Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

February 11, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 10, 2022

File No. 333-261699

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 11, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Form S-1 filed February 10, 2022

Risk Factors, page 25

1.	We note your response to prior comment 4. Please expand your second risk factor to disclose the estimated financing expense you expect to recognize when the future equity agreement shares are issued upon consummation of this IPO (page 13). Absent such disclosure, investors may be surprised by a material charge in the period of the IPO. Disclose also how such amount was determined. A corresponding disclosure in MD&A would be appropriate.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Financial Statements

Note 3, page F-10

2.	Please expand your newly added restatement disclosures to fully explain the $1,058,460 reduction in general & administrative expenses shown on page F-11. It is not clear why this expense category was impacted given that the error is described as impacting amortization expense and financing costs. Also, if the errors were all non-cash adjustments, please explain the material change in your reported operating cash flow.

Response: We have revised our disclosure in accordance with the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc: Louis A. Bevilacqua, Esq.